March 16, 2011
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0101

Via EDGAR System

Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
The Hennessy Funds, Inc. (File Nos. 333-00227 and 811-07493)
Hennessy SPARX Funds Trust (File Nos. 333-108229 and 811-21419)
Annual Reports on Form N-CSR Fiscal Year Ended October 31, 2010
Filed January 5, 2011

Dear Ms. DiAngelo:

On behalf of our clients, Hennessy Funds Trust, Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust and their operating series (each a “Fund” and, collectively, the “Funds”), set forth below is the Funds’ response to a follow-up comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Reports referenced above (collectively, the “Annual Report”).  The Funds responded to the original comments of the Staff in a letter dated March 1, 2011.  All of the comments were provided by Christina DiAngelo, at (202) 551-6963 or diangeloc@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.      In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.	MILW_11073085.1

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
March 16, 2011

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form N-CSR

2.      In calculating the portfolio turnover rate for the Hennessy Total Return Fund it appears the Funds did not include purchases and sales of long-term U.S. government securities in the calculation.  See footnote 4 to the financials statements and Form N-1A, Item 13, Instruction 4(d).

Response:  The Funds note that footnote 4 to the financial statements incorrectly references the Hennessy Total Return Fund as having purchased and sold long-term U.S. government securities.  All of the U.S. government securities that the Hennessy Total Return Fund purchased and sold were short-term.  So, the portfolio turnover calculation is correct.  In future filings, the Funds will ensure that the footnote disclosure accurately reflects whether a Fund purchased or sold long-term or short-term U.S. government securities.

* * *

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer